SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SYNNEX CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

4.0% Convertible Senior Notes due 2018

(Title of Class of Securities)

87162WAB6

(CUSIP Number of Class of Securities)

Simon Y. Leung

Senior Vice President and General

Counsel SYNNEX Corporation

44201 Nobel Drive

Fremont, California 94538

(510) 656-3333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With Copies to:

Stanton D. Wong, Esq. Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, CA 94111-5998 (415) 983-1790	Gabriella A. Lombardi, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4670

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$143,750,000	$19,608

(1)	Calculated solely for purposes of determining the filing fee. The transaction valuation assumes that all 4.0% Convertible Senior Notes due 2018 (the “Notes”) outstanding as of April 15, 2013 will be repurchased for a price equal to 100% of the principal amount. As of April 15, 2013, there was $143,750,000 aggregate principal amount of Notes outstanding.
(2)	Previously paid. Calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 and equals $136.40 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on April 16, 2013, by SYNNEX Corporation, a corporation duly organized and existing under the laws of the State of Delaware (the “Company”). This Amendment No. 1 and the Schedule TO relate to the right of each holder (each, a “Holder”) of the Company’s 4.0% Convertible Senior Notes due 2018 (the “Notes”) to require the Company to repurchase the Notes, as described in the Company Notice to Holders of the 4.0% Convertible Senior Notes due 2018 issued by the Company, dated April 16, 2013, filed an exhibit to the Schedule TO, as amended or supplemented from time to time, is referred to as the “Put Option.”

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and exhibits thereto.

This Amendment No. 1 and the Schedule TO are intended to satisfy the requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 9.

The information set forth in the Company Notice under the heading “3.2 Agreement to be Bound by the Terms of the Put Option.” is hereby amended and restated in its entirety as follows:

3.2. Agreement to be Bound by Terms of the Put Option. By surrendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Notes shall be repurchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder agrees to all of the terms of this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notice required pursuant to the Indenture;

•

upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for repayment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption, conversion or defeasance of the Notes (other than claims with respect to federal securities laws) and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Notes that are repurchased by the Company), all in accordance with the terms set forth in this Company Notice;

•

such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•

such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•

such Holder understands that all Notes properly surrendered for repurchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be repurchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes, this Company Notice and related notice materials, as amended and supplemented from time to time;

•

payment for Notes repurchased pursuant to the Put Option will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•

surrenders of Notes may be withdrawn by complying with ATOP withdrawal procedures of DTC (or, in the case of certificated notes in non-global form, written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice) at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•

all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•

the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•

all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its discretion. In the event of a dispute, the Holder may challenge the Company’s determinations in a court of competition jurisdiction.

The information set forth in the Company Notice under the heading “4. Right of Withdrawal.” is hereby amended and restated in its entirety as follows:

4. Right of Withdrawal. Notes surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Notes, a Holder must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. Withdrawn Notes may be resurrendered by following the procedures described in Section 3 above.

In order to withdraw previously surrendered Notes, a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant before 5:00 p.m., New York City time, on the Expiration Date. The withdrawal notice must:

•

specify the DTC Voluntary Put Option Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•

be submitted through the DTC ATOP system by such participant under the same name as the participant’s name listed in the original submission, or be accompanied by evidence satisfactory to the Company that the person withdrawing the submission has succeeded to the beneficial ownership of the Notes.

In the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to withdraw any previously surrendered Notes evidenced by physical certificates must, instead of complying with the DTC withdrawal procedures above, complete and sign a Withdrawal Notice in the form attached hereto as Annex B in accordance with Section 16.02 of the Indenture and deliver such manually signed Withdrawal Notice to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

The Company will determine all questions as to the validity, form and eligibility, including time of receipt, of Withdrawal Notices. In the event of a dispute, a Holder may challenge the Company’s determinations in a court of competition jurisdiction.

Each Holder bears the risk of untimely withdrawal of its Notes. Holders must allow sufficient time for completion of the necessary DTC or Paying Agent procedures before 5:00 p.m., New York City time, on the Expiration Date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

SYNNEX CORPORATION

By:	/s/ Simon Y. Leung
	Name:	Simon Y. Leung
	Title:	Senior Vice President, General Counsel and Secretary

Date: May 1, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Company Notice to Holders of 4.0% Convertible Senior Notes due 2018 issued by SYNNEX Corporation, dated April 16, 2013, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(5)(A)*	Press Release dated April 16, 2013.

(b)(1)	Fourth Amended and Restated Credit Agreement, dated as of November 12, 2010, by and among the Company, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report in Form 8-K filed on November 18, 2010).

(b)(2)	Amendment No. 5 to Fourth Amended and Restated Credit Agreement, dated as of October 18, 2012, by and among the Company, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(b)(3)	Fourth Omnibus Amendment, dated as of January 11, 2010, among the Company, SIT Funding Corporation, Bank of America, N.A. and the other signatories thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 15, 2010).

(b)(4)	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, by and among the Originators thereto from time to time, the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report in Form 10-K for the year ended November 30, 2008).

(b)(5)	Fifth Amendment to Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of November 12, 2010, between the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 18, 2010).

(b)(6)	Sixth Amendment to Third Amended and Restated Receivables Sales and Servicing Agreement, dated as of October 18, 2012, between the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(b)(7)	Fourth Amended and Restated Receivables Funding and Administration Agreement, dated as November 12, 2010, among SIT Funding Corporation, the lenders party thereto from time to time, The Bank of Nova Scotia and PNC Capital Markets, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report in Form 8-K filed on November 18, 2010).

(b)(8)	Third Amendment to Fourth Amended and Restated Receivables Funding and Administration Agreement, dated as of October 18, 2012, by and among SIT Funding Corporation and the lenders signatories thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(d)(1)	Indenture, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 16, 2008).

Exhibit Number	Description

(d)(2)	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(3)	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008 (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended November 30, 2008).

(d)(4)	Form of Notice of Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

(d)(5)	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

(d)(6)	Form of Restricted Stock Award (Directors) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

(d)(7)	Form of Notice of Restricted Stock Unit Award (Performance Vesting) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 4, 2010).

(d)(8)	Amendment to Amended and Restated 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended November 30, 2011).

(d)(9)	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(10)	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(11)	Offer Letter to Marshall Witt dated March 29, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 3, 2013).

(g)	None.

(h)	None.

*	Previously filed as an exhibit to the Schedule TO.